SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. )*

LandBridge Company LLC

(Name of Issuer)

Class A Shares Representing Limited Liability Company Interests

(Title of Class of Securities)

514952100

(CUSIP Number)

July 1, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 514952100	13G	Page 1 of 10 Pages

1.	Names of Reporting Persons Hill City Capital Master Fund LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,000,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,000,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.74%*
12.	Type of Reporting Person (See Instructions) PN

*

Based on 17,425,000 Class A Shares Representing Limited Liability Company Interests (“Class A Shares”) outstanding as of July 1, 2024, as reported in the Issuer’s final prospectus included in its Registration Statement on Form S-1 (Registration No. 333-279893), filed with the Securities and Exchange Commission on June 28, 2024.

CUSIP No. 514952100	13G	Page 2 of 10 Pages

1.	Names of Reporting Persons Hill City Capital GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,000,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,000,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.74%*
12.	Type of Reporting Person (See Instructions) OO

*

Based on 17,425,000 Class A Shares outstanding as of July 1, 2024, as reported in the Issuer’s final prospectus included in its Registration Statement on Form S-1 (Registration No. 333-279893), filed with the Securities and Exchange Commission on June 28, 2024.

CUSIP No. 514952100	13G	Page 3 of 10 Pages

1.	Names of Reporting Persons Hill City Capital LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,000,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,000,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.74%*
12.	Type of Reporting Person (See Instructions) PN, IA

*

Based on 17,425,000 Class A Shares outstanding as of July 1, 2024, as reported in the Issuer’s final prospectus included in its Registration Statement on Form S-1 (Registration No. 333-279893), filed with the Securities and Exchange Commission on June 28, 2024.

CUSIP No. 514952100	13G	Page 4 of 10 Pages

1.	Names of Reporting Persons Hill City GP LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,000,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,000,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.74%*
12.	Type of Reporting Person (See Instructions) OO

*

Based on 17,425,000 Class A Shares outstanding as of July 1, 2024, as reported in the Issuer’s final prospectus included in its Registration Statement on Form S-1 (Registration No. 333-279893), filed with the Securities and Exchange Commission on June 28, 2024.

CUSIP No. 514952100	13G	Page 5 of 10 Pages

1.	Names of Reporting Persons Herbert Frazier
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 1,000,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 1,000,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,000,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.74%*
12.	Type of Reporting Person (See Instructions) IN

*

Based on 17,425,000 Class A Shares outstanding as of July 1, 2024, as reported in the Issuer’s final prospectus included in its Registration Statement on Form S-1 (Registration No. 333-279893), filed with the Securities and Exchange Commission on June 28, 2024.

CUSIP No. 514952100	13G	Page 6 of 10 Pages

Item 1.

(a)	Name of Issuer: LandBridge Company LLC

(b)	Address of Issuer’s Principal Executive Offices: 5555 San Felipe Street, Suite 1200, Houston, TX 77056

Item 2.

(a)

Name of Person Filing:

This Schedule 13G is being filed by Hill City Capital Master Fund LP (the “Fund”); Hill City Capital GP LLC (the “General Partner”), which serves as the general partner of the Fund; Hill City Capital LP (the “Investment Manager”), which serves as investment manager of the Fund; Hill City GP LLC (the “Investment Manager GP”), which serves as general partner of the Investment Manager; and Herbert Frazier, who serves as managing member of the General Partner and the Investment Manager GP (each of whom may be referred to herein as a “Reporting Person” and collectively as the “Reporting Persons”). The Reporting Persons are making this single, joint filing and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit 1.

(b)

Address of Principal Business Office or, if none, Residence:

The principal business address of the Fund is c/o Ogier Global (Cayman) Limited, 89 Nexus Way, Camana Bay, Grand Cayman KY1-9009. The principal business address of the General Partner, the Investment Manager, the Investment Manager GP and Mr. Frazier is 121 Hight St, 3rd Floor, Boston, Massachusetts 02110.

(c)

Citizenship:

The Fund is a Cayman Islands exempted limited partnership; each of the General Partner and the Investment Manager GP is a Delaware limited liability company; the Investment Manager is a Delaware limited partnership; and Mr. Frazier is a citizen of the United States.

(d)	Title of Class of Securities: Class A Shares Representing Limited Liability Company Interests

(e)	CUSIP Number: 514952100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

CUSIP No. 514952100	13G	Page 7 of 10 Pages

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:_______

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: See Item 9 of each cover page.

(b)	Percent of class: See Item 11 of each cover page.

(c)	Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote See Item 5 of each cover page.

(ii) Shared power to vote or to direct the vote See Item 6 of each cover page.

(iii) Sole power to dispose or to direct the disposition of See Item 7 of each cover page.

(iv) Shared power to dispose or to direct the disposition of See Item 8 of each cover page.

Each of the Reporting Persons disclaims beneficial ownership of the Common Units reported herein except to the extent of its or his pecuniary interest therein, if any.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

CUSIP No. 514952100	13G	Page 8 of 10 Pages

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

CUSIP No. 514952100	13G	Page 9 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 8, 2024

HILL CITY CAPITAL MASTER FUND LP

By:	HILL CITY CAPITAL GP LLC, its General Partner

	By:	/s/ Herbert Frazier
Herbert Frazier
Managing Member

HILL CITY CAPITAL GP LLC

By:	/s/ Herbert Frazier
Herbert Frazier
Managing Member

HILL CITY CAPITAL LP

By:	HILL CITY GP LLC, its General Partner

	By:	/s/ Herbert Frazier
Herbert Frazier
Managing Member

HILL CITY GP LLC

By:	/s/ Herbert Frazier
Herbert Frazier
Managing Member

/s/ Herbert Frazier
Herbert Frazier